Exhibit 18

RELEASE OF DEBT

This Release of Debt is made as of November 8, 2007 by and among Planet Technologies, Inc., a California corporation (including its predecessors, successors and assigns, the “Company”), and Windamere III, LLC ( “Windamere”).

WHEREAS, the Company has entered into indebtedness with Windamere in the form of (i) that certain unsecured Promissory Note, dated June 1, 2006, in a principal amount of $250,000; (ii) that certain Unsecured Promissory Note, dated August 7, 2006, in a principal amount of 250,000; and (iii) accrued an unpaid interest owed by the Company to Windamere pursuant to the above referenced notes (the “Notes”), from the date of issuance to the date of this agreement (collectively, the “Debt”).

NOW THEREFORE, the parties agree as follows:

In exchange for 83,333 shares of Series B Preferred Stock, issued in accordance with the Certificate of Determination for Series B Preferred Stock, and cash in the amount of the accrued and unpaid interest on the Notes up to the amount of $50,000, the receipt and sufficiency of which are hereby acknowledged, Windamere hereby extinguishes the Debt and forever releases the Company from the obligation to repay the Debt. Any accrued and unpaid interest on the Notes in excess of $50,000 is hereby forgiven by Windamere.

This Release of Debt is hereby executed, and is effective, as of the date first written above.

Windamere III, LLC	Planet Technologies, Inc.

/s/ Scott Glenn	/s/ Ed Steube
By: Scott Glenn, Managing Member	By: Ed Steube, President and Chief
Executive Officer